UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the second quarter of 2023, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt
1
UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Second quarter of 2023
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 June 2023.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital, liquidity

and funding, and balance sheet” section

of our Annual Report 2022, which

is available
under “Annual

reporting” at
ubs.com/investors
.

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.23 (m)
Amount recognized
in regulatory capital
as of 30.6.23
Amount eligible for
the gone concern
requirement
as of 30.6.23 Maturity date
First optional call
date
Additional tier 1 capital
1 UBS Group AG CH0286864027 7.8.15 USD 1,575

1,493
Perpetual 7.8.25
2 UBS Group AG CH0447353704 28.11.18 SGD 700

518
Perpetual 28.11.23
3 UBS Group AG, Switzerland, or employing subsidiaries
4
31.12.18 USD 347

347
Perpetual 1.3.24
4 UBS Group AG 144A: US90352JAF03
RegS: USH4209UAT37
31.1.19 USD 2,500

2,457
Perpetual 31.1.24
5 UBS Group AG CH0488506673 27.8.19 AUD 700

446
Perpetual 27.8.24
6 UBS Group AG CH0495570928 4.9.19 SGD 750

543
Perpetual 4.9.24
7 UBS Group AG CH0506668869 13.11.19 CHF 275

286
Perpetual 13.11.25
8 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.20 USD 282

282
Perpetual 1.3.25
9 UBS Group AG CH0558521263 29.7.20 USD 750

651
Perpetual 29.7.26
10 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,219
Perpetual 10.2.31
11 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 396

396
Perpetual 1.3.26
12 UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

669
Perpetual 2.6.26
13 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,357
Perpetual 12.2.27
14 UBS Group AG CH1160680174 16.2.22 CHF 265

289
Perpetual 16.2.27
15 UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 455

455
Perpetual 1.3.27
16 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 432

432
Perpetual 1.3.28
Total high-trigger loss-absorbing additional tier 1 capital

11,839
1 UBS Group AG CH0271428333 19.2.15 USD 1,250

1,190
Perpetual 19.2.25
Total low-trigger loss-absorbing additional tier 1 capital
5

1,190
Total additional tier 1 capital

13,030
Tier 2 capital
1 Credit Suisse AG 144A: US22546DAA46
RegS: XS0957135212
8.8.13 USD 2,500

0
8.8.23
2 UBS AG CH0244100266 15.5.14 USD 2,500

0
15.5.24
Total low-trigger loss-absorbing tier 2 capital

0
1 UBS AG, Stamford branch
6
US870836AC77 21.7.95 USD 251

253
15.7.25
2 Credit Suisse AG
7
31.8.95 CHF 50

0
1.9.25
3 UBS AG, Jersey branch
6
XS0062270581 18.12.95 GBP 61

78
18.12.25
4 UBS AG, Stamford branch
6
US870845AC84 3.9.96 USD 218

209
1.9.26
5 Credit Suisse AG, London branch
7
XS0102733317 15.10.99 EUR 25

0
15.10.29
6 Credit Suisse AG, London branch
7
XS0102733408 15.10.99 EUR 25

0
15.10.29
7 Credit Suisse AG, London branch
7
XS0104830772 1.12.99 USD 80

0
3.1.28
8 Credit Suisse AG, London branch
7
XS0105838964 23.12.99 USD 19

0
30.12.27
9 Credit Suisse AG, London branch
7
XS0105839426 23.12.99 USD 24

0
30.12.24
10 Credit Suisse AG, London branch
7
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

539
Total tier 2 capital

539

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.23 (m)
Amount recognized
in regulatory capital
as of 30.6.23
Amount eligible for
the gone concern
requirement
as of 30.6.23 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
8,9
SEC: US902613AX64
144A: US902613AW81
RegS: USH42097EG87
26.3.15 USD 2,500

2,387
26.3.25
2 UBS Group AG
8,9
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,567
15.5.45
3 UBS Group AG 144A: US90351DAB38
RegS: USG91703AB73
24.9.15 USD 2,500

2,358
24.9.25
4 UBS Group AG CH0310451858 22.2.16 CHF 150

159
23.2.26
5 UBS Group AG
CH0314209351
4.3.16 EUR 750

0
4.3.24
6 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

1,830
15.4.26
7 UBS Group AG
8,9
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

1,863
17.4.26
8 UBS Group AG
8
CH0330938876
8.8.16 GBP 500

570
8.8.25
9 UBS Group AG CH0336602930 1.9.16 EUR 1,250

1,235
1.9.26 1.6.26
10 UBS Group AG CH0341440334 30.11.16 EUR 1,250

1,344
30.11.24 30.11.23
11 UBS Group AG
8
144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,107
9.1.28 9.1.27
12 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,861
23.3.28 23.3.27
13 UBS Group AG
8
CH0343366842 17.7.17 EUR 1,500

1,582
17.7.25 17.7.24
14 UBS Group AG
8
CH0379268722
12.9.17 GBP 750

901
12.9.25 12.9.24
15 UBS Group AG
8
CH0385997058

27.10.17 JPY 8,300

57
27.10.27 27.10.26
16 UBS Group AG
8
CH0385997066

27.10.17 JPY 10,000

68
27.10.33 27.10.32
17 UBS Group AG
8
144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,890
12.1.29 12.1.28
18 UBS Group AG
8
CH0406415312 29.3.18 USD 386.4
10

284
11
29.3.48 29.3.23
19 UBS Group AG CH0409606354 17.4.18 EUR 1,750

1,858
17.4.25 17.4.24
20 UBS Group AG
8
CH0419042517 29.6.18 USD 185.1
10

147
11
29.6.48 29.6.23
21 UBS Group AG
8
CH0406415296 11.7.18 EUR 100

91
11
4.7.34 11.7.28
22 UBS Group AG
8
CH0428194218
31.8.18 USD 240.6
10

191
11
31.8.48 31.8.23
23 UBS Group AG
8
CH0438965599 26.10.18 USD 127.7
10

107
11
26.10.48 26.10.23
24 UBS Group AG CH0445624999 9.11.18 JPY 20,000

139
9.11.28 9.11.27
25 UBS Group AG CH0445624981 9.11.18 JPY 130,000

901
8.11.24 8.11.23
26 UBS Group AG
8
CH0449619078 27.12.18 USD 126.8
10

107
11
27.12.48 27.12.23
27 UBS Group AG CH0459297435 30.1.19 CHF 400

413
30.1.25 30.1.24
28 UBS Group AG
8
CH0449619094 30.1.19 USD 151.1
10

126
11
30.1.49 30.1.24
29 UBS Group AG
8
CH0457206792 30.1.19 USD 151.1
10

126
11
30.1.49 30.1.24
30 UBS Group AG
8
CH0457206834
30.1.19 USD 125.7
10

104
11
30.1.49 30.1.24
31 UBS Group AG
8
CH0474977748 29.5.19 USD 156.8
10

117
11
29.5.49 29.5.24
32 UBS Group AG
8
CH0483180912 11.6.19 EUR 100

87
11
11.3.30 11.3.29

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.23 (m)
Amount recognized
in regulatory capital
as of 30.6.23
Amount eligible for
the gone concern
requirement
as of 30.6.23 Maturity date
First optional call
date
33 UBS Group AG
8
CH0483180946 24.6.19 EUR 1,500

1,481
24.6.27 24.6.26
34 UBS Group AG
8
CH0483180987 27.6.19 USD 155.1
10

112
11
27.6.49 27.6.24
35 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,288
13.8.30 13.8.29
36 UBS Group AG
8
CH0494734418 10.9.19 EUR 1,000

889
10.9.29
37 UBS Group AG
8
144A: US225401AM02
RegS: USH3698DCR38
11.9.19 USD 2,000

1,915
11.9.25 11.9.24
38 UBS Group AG
CH0506668844
4.11.19 USD 160.4
10

113
11
4.11.49 4.11.22
39 UBS Group AG
8
CH0517825276
14.1.20 EUR 1,250

1,211
14.1.28 14.1.27
40 UBS Group AG
CH0520042489
29.1.20 EUR 1,500

1,532
29.1.26 29.1.25
41 UBS Group AG
8
CH0511762046
31.1.20 USD 318.6
10

167
11
31.1.60 31.1.25
42 UBS Group AG
CH0521617321
4.3.20 USD 135.0
10

95
11
4.3.50 4.3.25
43 UBS Group AG
8
144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,389
1.4.31 1.4.30
44 UBS Group AG
8
CH0537261858
2.4.20 EUR 2,000

2,040
2.4.26 2.4.25
45 UBS Group AG
CH0535271214
14.4.20 USD 226.8
10

137
11
14.4.50 14.4.25
46 UBS Group AG
CH0547243250
22.5.20 USD 111.3
10

64
11
22.5.50 22.5.25
47 UBS Group AG
CH0543827189
27.5.20 USD 556.1
10

324
11
27.5.50 27.5.25
48 UBS Group AG
8
144A: US225401AQ16
RegS: USH3698DCY88
5.6.20 USD 1,500

1,376
5.6.26 5.6.25
49 UBS Group AG
8
CH0550413337
9.6.20 GBP 750

784
9.6.28 9.6.27
50 UBS Group AG 144A: US902613AB45
RegS: USH42097BS52
30.7.20 USD 1,300

1,291
30.7.24 30.7.23
51 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,146
30.1.27 30.1.26
52 UBS Group AG
CH0558521271
18.8.20 AUD 38.6
10

16
11
18.8.35 18.8.30
53 UBS Group AG CH0561923860 22.9.20 USD 59.4
10

35
11
22.9.50 22.9.23
54 UBS Group AG
CH0576402181
5.11.20 EUR 1,500

1,372
5.11.28 5.11.27
55 UBS Group AG
CH0579132942
24.11.20 USD 40

30
11
24.11.35 24.11.23
56 UBS Group AG
CH0581183594
3.12.20 AUD 45

21
11
3.12.35 3.12.23
57 UBS Group AG CH0587372951 12.1.21 USD 106.8
10

68
11
12.1.51 12.1.26
58 UBS Group AG
8
CH0591979635
18.1.21 EUR 1,500

1,644
16.1.26 16.1.25
59 UBS Group AG
8
CH0591979627
18.1.21 EUR 1,500

1,219
18.1.33
60 UBS Group AG
CH0588488863
29.1.21 USD 352.8
10

231
11
29.1.51 29.1.26
61 UBS Group AG
8
144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,783
2.2.27 2.2.26
62 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,619
11.2.32 11.2.31
63 UBS Group AG
CH0595205524
24.2.21 EUR 1,000

922
24.2.28
64 UBS Group AG CH0595205532 24.2.21 EUR 1,250

1,021
24.2.33

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.23 (m)
Amount recognized
in regulatory capital
as of 30.6.23
Amount eligible for
the gone concern
requirement
as of 30.6.23 Maturity date
First optional call
date
65 UBS Group AG
CH0598928718
24.2.21 CHF 360

352
24.8.29 24.8.28
66 UBS Group AG
US902613AF58
25.2.21 USD 25

19
11
25.2.36 25.2.24
67 UBS Group AG
CH0595205490
26.2.21 USD 182.2
10

124
11
26.2.51 26.2.26
68 UBS Group AG
CH0595205508
26.2.21 AUD 96.5
10

41
11
26.2.51 26.2.26
69 UBS Group AG
CH0598928734
4.3.21 USD 40

31
11
4.3.36 4.3.24
70 UBS Group AG
8
144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,832
14.5.32 14.5.31
71 UBS Group AG
CH1112455774
26.5.21 USD 284.8
10

207
11
26.5.51 26.5.26
72 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,772
10.8.27 10.8.26
73 UBS Group AG
CH1142231682
3.11.21 EUR 1,250

1,242
3.11.26 3.11.25
74 UBS Group AG
CH1142231690
3.11.21 EUR 1,250

1,079
3.11.31
75 UBS Group AG
CH1142231708
3.11.21 GBP 400

413
3.11.29 3.11.28
76 UBS Group AG
CH1145096165
9.11.21 CHF 440

479
9.11.28 9.11.27
77 UBS Group AG
8
CH1142754311
15.11.21 GBP 450

460
15.11.29 15.11.28
78 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,242
11.2.33 11.2.32
79 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,121
11.2.43 11.2.42
80 UBS Group AG
CH1168499791
21.3.22 EUR 1,500

1,633
21.3.25 21.3.24
81 UBS Group AG
8
CH1174335732
24.3.22 EUR 2,000

2,047
13.10.26 13.10.25
82 UBS Group AG
8
CH1174335740
24.3.22 EUR 1,500

1,387
2.4.32 2.4.31
83 UBS Group AG
CH1175016083
25.3.22 AUD 37.0
10

21
11
25.3.32 25.3.25
84 UBS Group AG
CH1167887269
29.3.22 USD 84.1
10

57
11
29.3.47 29.3.27
85 UBS Group AG
8
CH1174335773
4.4.22 JPY 5,000

34
11
4.4.28 4.4.26
86 UBS Group AG 144A: US902613AM00
RegS: USH42097CZ86
12.5.22 USD 1,200

1,157
12.5.26 12.5.25
87 UBS Group AG 144A: US902613AN82
RegS: USH42097DA27
12.5.22 USD 600

596
12.5.26 12.5.25
88 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,142
12.5.28 12.5.27
89 UBS Group AG
CH1182086871
16.5.22 EUR 45

43
11
16.5.37 16.5.27
90 UBS Group AG
CH1187520452
18.5.22 AUD 58.6
10

34
11
18.5.37 18.5.25
91 UBS Group AG
CH1194000340
15.6.22 EUR 1,000

1,029
15.6.27 15.6.26
92 UBS Group AG
CH1194000357
15.6.22 EUR 1,000

995
15.6.30 15.6.29
93 UBS Group AG
CH1195555425
22.6.22 EUR 25

23
11
22.6.42 22.6.29
94 UBS Group AG 144A: US902613AR96
RegS: USH42097DJ36
5.8.22 USD 1,750

1,705
5.8.25 5.8.24
95 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,667
5.8.27 5.8.26
96 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,328
5.8.33 5.8.32
97 UBS Group AG
8
144A: US225401AY40
RegS: USH3698DDR29
12.8.22 USD 1,500

1,462
15.7.26 15.7.25

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.23 (m)
Amount recognized
in regulatory capital
as of 30.6.23
Amount eligible for
the gone concern
requirement
as of 30.6.23 Maturity date
First optional call
date
98 UBS Group AG
8
144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 1,750

1,685
11.8.28 11.8.27
99 UBS Group AG
8
144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 3,000

2,762
12.8.33 12.8.32
100 UBS Group AG
CH1204175116
16.8.22 EUR 31.1
10

27
11
16.8.52 16.8.32
101 UBS Group AG
8
CH1211713180
7.9.22 GBP 750

883
30.9.27 30.9.26
102 UBS Group AG
8
CH1211713198
7.9.22 GBP 750

842
7.9.33 7.9.32
103 UBS Group AG
CH1210198151
8.9.22 EUR 37

37
11
8.9.42 8.9.32
104 UBS Group AG
CH1212189141
15.9.22 EUR 120

122
11
15.9.37 15.9.34
105 UBS Group AG
CH1213243889
21.9.22 EUR 30

31
11
21.9.32 21.9.27
106 UBS Group AG
CH1213243905
28.9.22 JPY 10,000

62
11
28.9.42
107 UBS Group AG
8
CH1214797172
14.11.22 EUR 3,000

3,237
1.3.29 1.3.28
108 UBS Group AG
8
144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 2,000

2,060
15.11.33 15.11.32
109 UBS Group AG
CH1236363391
11.1.23 EUR 1,000

1,073
11.1.31 11.1.30
110 UBS Group AG 144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

1,728
12.1.27 12.1.26
111 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,225
12.1.34 12.1.33
112 UBS Group AG
CH1242301294
16.1.23 EUR 42

44
11
16.1.43 16.1.33
113 UBS Group AG
CH1244731761
9.2.23 AUD 61.6
10

39
11
9.2.38 9.2.26
114 UBS Group AG
CH1244731779
15.2.23 EUR 90

96
11
15.2.38 15.2.33
115 UBS Group AG
CH1244731787
17.2.23 EUR 30.5
10

31
11
17.2.43 17.2.33
116 UBS Group AG
CH1255915022
16.3.23 AUD 40

25
11
16.3.38 16.3.30
117 UBS Group AG
CH1248666922
16.3.23 JPY 10,000

71
16.3.33
118 UBS Group AG
CH1255915006
17.3.23 EUR 1,046.3
12

1,139
17.3.28 17.3.27
119 UBS Group AG
CH1255915014
17.3.23 EUR 977.1
12

1,069
17.3.32 17.3.31
120 UBS Group AG
CH1255915030
17.3.23 AUD 50.9
10

31
11
17.3.38 17.3.26
121 UBS Group AG
CH1253456094
21.3.23 AUD 200

129
11
21.3.33 21.3.26
122 UBS Group AG
CH1277240953
29.6.23 EUR 25

26
11
29.6.43 29.6.33
123 UBS Group AG
CH1277240961
30.6.23 EUR 50

52
11
30.6.43 30.6.31
124 UBS Group AG
8
XS1241134821 29.5.15 NOK 1,000
13
28.5.25
Total TLAC-eligible senior unsecured debt

102,214
1 Refer to

“Capital and total

loss-absorbing capacity instruments”

under “Bondholder information”

at ubs.com/investors for

more information about

the key

features and the

terms and conditions

of the capital

instruments included in

the table above.

Instruments are listed

according to their

issuance date.

2 On
12 June 2023, Credit Suisse Group AG

merged with and into UBS Group

AG, and its obligations

under its outstanding debt

securities became obligations of UBS Group

AG.

3 Instruments available to meet gone

concern requirements remain eligible until

one year before maturity.

4 Relates to Deferred Contingent
Capital Plan (DCCP) awards.

5 An outstanding low-trigger loss-absorbing

additional tier 1 (AT1)

capital instrument is available

under the Swiss SRB

framework to meet the

going concern requirements

until its first call

date. As of

the first call date,

this instrument is eligible

to meet the gone

concern requirements.

6 Non-Basel III-compliant tier 2 capital instruments issued by UBS AG qualify as gone concern instruments.

7 Non-Basel III-compliant tier 2 capital instruments issued by Credit Suisse AG do not qualify as gone concern instruments.

8 Originally issued by Credit Suisse Group AG.

9 ISINs for this instrument changed
compared to those from original issuance.

10 Information corresponds to the amortized face amount as of 30 June 2023 and therefore includes the applicable accrual yield and, if applicable, the issue price discount, with the numbers being rounded to one decimal place.

11 The eligible amounts presented are adjusted
for own-credit-related gains / losses.

12 The nominal amount outstanding has been reduced compared to the nominal amount at issue date as a result of a tender offer launched by UBS Group AG on 22 March 2023.

13 Information to be provided with the publication as of 30 September 2023.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt
7
Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form

20-
F,
quarterly

reports

and

other

information

furnished

to

or

filed

with

the

US

Securities

and

Exchange

Commission

on

Form

6-K,

available

at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 31, 2023